UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
 ____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-05647
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MATTEL, INC. PERSONAL INVESTMENT PLAN
____________________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
December 31, 2016 and 2015

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2016	10 - 12

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

To the Administrator of Mattel, Inc. Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Plan changed the manner in which it presents certain investments measured at net asset value in its fair value measurements disclosures in 2016. Our opinion is not modified with respect to this matter.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 28, 2017

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2016	December 31, 2015
	(In thousands)
ASSETS
Investments:
Common stock	$85,152	$179,438
Fixed income mutual fund	13,369	8,567
Common and commingled trust funds	672,220	545,077
Investments at fair value	770,741	733,082
Investments at contract value	157,126	156,415
Receivables:
Notes receivable from participants	7,834	8,175
Employer contributions	1,197	1,052
Participant contributions	1,004	874
Due from brokers for securities sold	14	283
Interest and dividends	136	434
Total receivables	10,185	10,818
Cash	1	—
Total assets	938,053	900,315

LIABILITIES
Accrued expenses	199	198
Due to brokers for securities purchased	—	167
Total liabilities	199	365

Net assets available for benefits	$937,854	$899,950
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016

December 31, 2016
(In thousands)
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$60,905
Interest and dividends	6,730
Total investment income	67,635
Interest income on notes receivable from participants	318
Contributions:
Employer	23,684
Participant	32,017
Total contributions	55,701
Total additions	123,654

DEDUCTIONS
Benefits paid to participants	(84,293)
Administrative expenses	(1,457)
Total deductions	(85,750)
Net increase	37,904

Net assets available for benefits:
Beginning of year	899,950
End of year	$937,854
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.     General Description of the Plan
The Mattel, Inc. Personal Investment Plan (the “Plan”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The Plan is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.
The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”), and the recordkeeper is Aon Hewitt.
Eligibility
Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the Plan after a 90-day waiting period has been completed and Sproutling, Inc. employees are not eligible to participate until January 1, 2017. American Girl variable employees are not eligible to participate.
Contributions
The Company makes automatic contributions to the Plan regardless of whether the participants elect to personally contribute to the Plan. Automatic contributions range from three percent to seven percent of a participant’s compensation, based on the participant’s age. The Company also makes matching contributions equal to 50 percent of the first 6 percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.
The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution percentage of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time.
All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.
Plan participants are able to direct all contributions into one or more of the separate investment funds available under the Plan in 2016 and 2015, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. While being an employee, participants can also become fully vested in the balance of their accounts upon attainment of age 65, total and permanent disability, or death.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 9.25 percent at both December 31, 2016 and December 31, 2015. Principal and interest are paid ratably through payroll deductions.

Participant Accounts
Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce future Company contributions. Forfeitures used to reduce Company contributions in 2016 were approximately $1,908,000.
Payment of Benefits
Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.
Participants may also elect to receive a managed account distribution option that seeks to provide monthly installment payments intended to last for the participant's lifetime. This will require the participant to enroll in professional investment management of the participant's account by an investment manager appointed by the Plan.
Expenses of the Plan
Certain plan administration and investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the participants or the Company.
2.     Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Valuation of Investments
Other than the guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs") held in the stable asset fund that are stated at contract value, the Plan’s investments are stated at fair value and are valued as follows:
The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded.
GICs and synthetic GICs held by the Plan are reported at contract value, which is equal to the principal balance plus accrued interest. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2016 or 2015.
Contributions
Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.
Income Recognition
The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits
Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2016 and December 31, 2015 totaled $443,000 and $520,000, respectively.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Fair values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 additionally removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. On January 1, 2016, the Plan retrospectively adopted ASU 2015-07 and the related financial statement disclosures as of December 31, 2015 herein have been revised accordingly. See Note 7.
3.     Investment Contracts
The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Only the contract itself is owned by the Plan for GICs. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.
For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.
As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2016 and 2015, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.
Certain events limit the ability of the Plan to transact at contract value. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow the contract issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer,

(5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a non-exempt prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan (in thousands).

	December 31, 2016	December 31, 2015
Synthetic GICs	$149,033	$152,326
GICs	8,093	4,089
Total	$157,126	$156,415

4.     Tax Status of the Plan
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2013.
5.     Related-Party Transactions
The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include BlackRock Institutional Trust Company NA, Fidelity Institutional Asset Management LLC, Institutional Capital Management, Lazard Asset Management LLC, Morley Capital Management Inc., and Northern Trust Company, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.
The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2016, purchases and sales of the Company’s common stock totaled $1,905,000 and $2,628,000, respectively. As of December 31, 2016 and 2015, the Plan held $21,691,000 and $22,282,000 in the Company's common stock, respectively. During 2016, purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $358,181,000 and $355,627,000, respectively. As of December 31, 2016 and 2015, the Plan held $18,614,000 and $16,059,000 in Wells Fargo Short-Term Investment Fund shares, respectively.
6.     Plan Termination
The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.
7.     Fair Value Measurements
The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•
Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Fixed income mutual fund	$13,369	$—	$—	$13,369
Common stock	85,152	—	—	85,152
Common and commingled trust funds (a):
S&P 500 Equity Index Fund				266,152
LifePath 2040 Index Fund				67,659
Intermediate Bond Index Fund				65,989
Wilshire 4500 Equity Index Fund				64,996
International Equity Index Fund				61,583
LifePath 2030 Index Fund				51,065
LifePath 2020 Index Fund				33,989
LifePath Retirement Index Fund				21,288
Short-term investment fund				18,614
International Equity Fund				15,543
LifePath 2050 Index Fund				4,735
LifePath 2060 Index Fund				607
Total investments	$98,521	$—	$—	$770,741

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Fixed income mutual fund	$8,567	$—	$—	$8,567
Common stock	179,438	—	—	179,438
Common and commingled trust funds (a):
S&P 500 Equity Index Fund				165,430
Intermediate Bond Index Fund				61,269
Wilshire 4500 Equity Index Fund				59,748
International Equity Index Fund				59,587
LifePath 2040 Index Fund				58,522
LifePath 2030 Index Fund				47,685
LifePath 2020 Index Fund				33,703
LifePath Retirement Index Fund				23,897
Short-term investment fund				16,059
International Equity Fund				17,012
LifePath 2050 Index Fund				2,165
Total investments	$188,005	$—	$—	$733,082
(a) These investments consist of common and commingled trust funds that are valued based on net asset value per share. With the retrospective adoption of ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position and its related disclosures.
There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2016 and 2015.
8.     Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2016 and 2015 per the Plan's financial statements to the Form 5500 (in thousands):

	2016	2015
Net assets available for benefits per the financial statements	$937,854	$899,950
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	283	976
Benefits due to participants but unpaid at year-end	(443)	(520)
Loans classified as uncollectible per the Form 5500	(121)	(108)
Net assets available for benefits per the Form 5500	$937,573	$900,298
The following is a reconciliation of the net increase in the net assets available for benefits per the Plan's financial statements to the Form 5500 (in thousands):

2016
Net increase in net assets available for benefits per the financial statements	$37,904
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(693)
Benefits due to participants but unpaid at year-end	77
Deemed distributions of participant loans per the Form 5500	(13)
Net increase in net assets available for benefits per the Form 5500	$37,275
9.     Subsequent Events
In preparing these financial statements, the Plan evaluated events and transactions that occurred between December 31, 2016 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN
EIN: 95-1567322 PN: 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Common and Commingled Trust Funds
*	BGI Equity Index Fund	3,065,000 shares		266,152,000
*	BGI Intermediate Government/Credit Bond Index Fund	2,533,000 shares		65,989,000
*	BGI Lifepath Index 2020 Fund	2,751,000 shares		33,989,000
*	BGI Lifepath Index 2030 Fund	3,928,000 shares		51,065,000
*	BGI Lifepath Index 2040 Fund	5,010,000 shares		67,659,000
*	BGI Lifepath Index 2050 Fund	340,000 shares		4,735,000
*	BGI Lifepath Index 2060 Fund	60,000 shares		607,000
*	BGI Lifepath Index Retirement	1,799,000 shares		21,288,000
*	Northern Trust Wilshire 4500	110,000 shares		64,996,000
*	Northern Trust EAFE (Index) Fund	4,656,000 shares		61,583,000
*	Pyramis Select International Fund	105,000 shares		15,543,000
*	Wells Fargo/Blackrock Short-Term Investment Fund N	18,614,000 shares		18,614,000
	Total Common and Commingled Trust Funds:			672,220,000

	Common Stock
	Advance Auto Parts Inc.	3,000 shares		501,000
	Alaska Air Group Inc.	11,000 shares		996,000
	Altra Holdings Inc.	18,000 shares		676,000
	American Campus Communities Inc.	21,000 shares		1,042,000
	Antero Resources Corp.	42,000 shares		989,000
	Arch Capital Group Ltd.	12,000 shares		1,065,000
	Argo Group International Holdings Ltd.	18,000 shares		1,155,000
	Atkore International Group	34,000 shares		803,000
	Bloomin' Brands Inc.	42,000 shares		759,000
	Bottomline Technologies DE Inc.	32,000 shares		790,000
	Broadsoft Inc.	12,000 shares		502,000
	Brooks Automation Inc.	25,000 shares		420,000
	Calgon Carbon Corp.	16,000 shares		265,000
	Catalent Inc.	27,000 shares		739,000
	Cellectis	24,000 shares		402,000
	Chicos Fas Inc.	50,000 shares		720,000
	Ciena Corp.	18,000 shares		444,000
	CMS Energy Corp.	25,000 shares		1,059,000
	Comerica Inc.	16,000 shares		1,118,000
	Continental Building Products Inc.	29,000 shares		667,000
	Crown Holdings Inc.	18,000 shares		939,000
	Cypress Semiconductor Corp.	62,000 shares		705,000
	DCT Industrial Trust Inc.	23,000 shares		1,088,000
	Deluxe Corp.	9,000 shares		661,000
	Dentsply Sirona Inc.	9,000 shares		502,000
	Echo Global Logistics Inc.	18,000 shares		458,000
	Extra Space Storage Inc.	10,000 shares		755,000
	Extraction Oil & Gas LLC	33,000 shares		666,000
	Flir Systems Inc.	25,000 shares		907,000
	Foot Locker Inc.	11,000 shares		785,000
	Fox Factory Holding Corp.	30,000 shares		832,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Generac Holdings Inc.	18,000 shares		719,000
	Graphic Packaging Holding Co.	70,000 shares		869,000
	Hollyfrontier Corp.	16,000 shares		534,000
	Home Bancshares Inc.	39,000 shares		1,094,000
	INC Research Holdings Inc.	15,000 shares		805,000
	Ingevity Corp.	18,000 shares		1,008,000
	Innospec Inc.	12,000 shares		814,000
	J2 Global Inc.	12,000 shares		1,014,000
	Jones Lang Lasalle Inc.	6,000 shares		628,000
	Kilroy Realty Corp.	14,000 shares		1,042,000
	Kirby Corp.	15,000 shares		978,000
	Leidos Holdings, Inc.	19,000 shares		984,000
	Littelfuse Inc.	3,000 shares		492,000
	M/A-COM Technology Solutions H	14,000 shares		633,000
	Matador Resources Co.	27,000 shares		707,000
*	Mattel Inc.	787,000 shares		21,691,000
	Microsemi Corp.	14,000 shares		769,000
	Modine Manufacturing Co.	62,000 shares		929,000
	Morningstar Inc.	11,000 shares		774,000
	NCR Corp.	16,000 shares		653,000
	Newpark Resources Inc.	68,000 shares		510,000
	Oceaneering International Inc.	35,000 shares		992,000
	Owens Corning Inc.	13,000 shares		695,000
	PacWest BanCorp.	16,000 shares		866,000
	PGT Inc.	66,000 shares		751,000
	PNM Resources Inc.	28,000 shares		950,000
	Red Hat Inc.	10,000 shares		697,000
	Regal Beloit Corporation	13,000 shares		917,000
	Reinsurance Group America Class A	8,000 shares		1,067,000
	Sally Beauty Co. Inc.	29,000 shares		765,000
	Scholastic Corp.	17,000 shares		825,000
	Signature Bank	7,000 shares		982,000
	Sprouts Farmers Markets Inc.	44,000 shares		824,000
	Steris PLC	15,000 shares		996,000
	Steven Madden Ltd.	24,000 shares		858,000
	Tanger Factory Outlet Center	25,000 shares		906,000
	TCF Financial Corp.	34,000 shares		674,000
	Tennant Co.	7,000 shares		471,000
	Trimas Corp.	44,000 shares		1,027,000
	UDR Inc.	27,000 shares		979,000
	United Therapeutics Corp.	7,000 shares		989,000
	Validus Holdings Ltd.	16,000 shares		891,000
	Valvoline Inc.	42,000 shares		903,000
	Vantiv Inc.	20,000 shares		1,202,000
	Versum Materials Inc.	34,000 shares		940,000
	Vista Outdoor Inc.	11,000 shares		417,000
	VWR Corp.	34,000 shares		852,000
	Webster Financial Corp.	19,000 shares		1,038,000
	Woodward Inc.	9,000 shares		621,000
	Total Common Stock:			85,152,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	Mutual Fund
	PIMCO Income Institutional Fund	1,109,000 shares		13,369,000

	Cash			1,000

	Traditional Guaranteed Investment Contracts
	New York Life (Contract #GA34433XX)	1.40%, due 11/11/2019		5,045,000
	MetLife (Contract #GAC35471X)	1.97%, due 9/9/2019		3,048,000
	Total Traditional Guaranteed Investment Contracts:			8,093,000

	Synthetic Guaranteed Investment Contracts
	MetLife (Contract #GAC32606)
	MetLife MAT Separate Account	1.97%, no due date		31,078,000
	Wrap contract			—
	Total			31,078,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.68%, no due date		32,682,000
	Wrap contract			—
	Total			32,682,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Core Conservative Intermediate Bond Fund	2.34%, no due date		39,535,000
	Wrap contract			—
	Total			39,535,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
	Morley Income Fund III	2.13%, no due date		46,021,000
	Wrap contract			—
	Total			46,021,000

	Total Investments and Cash			928,151,000

	Notes Receivable from Participants	Interest rates: 4.25% - 9.25%		7,834,000
		Maturity dates: 01/07/2017 - 08/11/2031

*	Party-in-interest
**	Historical cost is not required under ERISA for participant-directed investments and, therefore, is not included.